

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2010

Mark B. Lucky
Chief Financial Officer
IceWEB, Inc.
22900 Shaw Road, Suite 111
Sterling, VA 20166

> **Re:** **IceWEB, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **Filed December 29, 2009**
> **Form 10-Q for the Quarterly Period Ended June 30, 2010**
> **Filed August 16, 2010**
> **File No. 000-27865**

Dear Mr. Lucky:

We have reviewed your letter dated November 15, 2010 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 12, 2010.

Form 10-K for the Fiscal Year Ended September 30, 2009

Notes to Consolidated Financial Statements

Note 12 – Stockholders' Deficit

B) Series B Convertible Preferred Stock, page 41

1. We note your response to prior comment 1 that 25,000 shares issued in connection with the Series B Convertible Preferred Stock currently remains outstanding which includes the provision that adjusts the exercise price of the warrants if you issue securities at an effective price less than the exercise price of the warrant. Please confirm that the

remaining 8,117,100 warrants outstanding as of June 30, 2010 do not include a similar provision.

Note 14 – Acquisitions and Dispositions, page 51

2. We note your response to prior comment 2 that IceWEB Virginia, Inc. (IceWEB Virginia) is not clearly distinguishable, either operationally or for financial reporting purposes, from the rest of the entity and that you believe your operations meet the requirements for aggregation as stated in ASC 280-10-50 (SFAS 131). However, we note in your Form 8-K filed on April 15, 2009, you presented pro forma financial information that reflected the balance sheets and statements of operations of IceWEB Virginia being excluded from the consolidated company's balance sheets and statements of operations. Additionally, even though you believe you meet the aggregation criteria as stated in ASC 280-10-50-11, this guidance relates only to the disclosure requirements for segment reporting. Note that the glossary definition of a component of an entity as referenced in ASC 205-20-45-1 may include segment, a reporting unit, a subsidiary, or an asset group. Furthermore, we note that the products and services provided by IceWEB Virginia were different from the products and services provided by the remainder of the company. As a result of the above information, please tell us how you complied with the guidance in ASC 205-20-45-1 in not presenting the sale of IceWEB Virginia as a discontinued operation.

Form 10-Q for the Quarterly Period Ended June 30, 2010

Note 1 – Nature of Business

Purchase of Interest in VOIS Inc., page 9

3. We have reviewed your response to prior comment 3 and note that as of the date hereof, VOIS Inc. (VOIS) has not integrated access to certain of the company's products and services. However, at the time you acquired the 16% interest in VOIS, in addition to the cash paid, you provided access to these products and services as additional consideration for the 16% interest. We reissue part of our previous comment to tell us how you accounted for this additional consideration, including the accounting literature relied on, and how you determined the fair value of these products and services.

4. We also note in your response that you are accounting for the investment in VOIS common stock in accordance with ASC 320-10. We further note that the company and the company's Chief Executive Officer, John Signorello, own a significant amount of VOIS' common stock and that Mr. Signorello holds voting and dispositive control over the VOIS shares owned by the company. Please tell us how you considered whether the company had the ability to exercise significant influence over the operating and financial policies of VOIS and how you considered accounting for this investment under the equity

method of accounting based on the guidance in ASC 323-10-15. Additionally, tell us how you considered the guidance in ASC 810-10 in determining whether to consolidate VOIS with the company.

5.   You state in your response that Mr. Signorello and Mr. Robert Druzak, a member of the company's board of directors, purchased 27% and 22%, respectively, of VOIS' outstanding common stock from a former officer and director of VOIS for nominal consideration. We also note that the consideration paid by the company to acquire a 16% interest in VOIS was less than the fair market value of VOIS' common stock at the time of the transaction. Tell us the economic reasons that VOIS and the former officer and director of VOIS sold such common stock for less than fair market value and tell us whether there are any other formal or informal agreements between these parties that are not currently disclosed, including any funding arrangements.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

Patrick Gilmore
Accounting Branch Chief